PF Royalty I LLC

April 29, 2022

VIA EDGAR

Victor Rivera Melendez

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC (the “Company”)

Offering Statement on Form 1-A

Post Qualification Amendment No. 1

File No. 024-11508

Qualification Request

Requested Date: May 2, 2022

Requested Time: 12:00 p.m. Eastern Daylight Time

Mr.Rivera Melendez:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, PF Royalty I LLC (the “Company”) hereby respectfully requests that the above-referenced Post Qualification Amendment No. 1 to the Offering Statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 792-5002.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Maurice Dukes

Maurice Dukes

Chief Executive Officer

cc:J. Martin Tate

Carman Lehnhof Israelsen, LLP

September 20, 2021

ENTORO SECURITIES, LLC

333 W Loop N, Suite 333

Houston, TX 77024

Attn: James C. Row

Re: No Objections Letter

FINRA Filing ID: 2021-05-26-5692622

PF Royalty I LLC

CIK #: 0001856673

SEC Reg. #: 024-11508

Dear Sir/Madam:

In connection with the above-referenced ﬁling, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering ﬁling system.

This letter conﬁrms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be ﬁled on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the ﬁnal prospectus. If such changes indicate a modiﬁcation of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Tolulope Rotimi

First Reviewer

Dallas Settle

Second Reviewer

Corporate Financing Department